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                                                                   EXHIBIT 8



PRECISION CASTPARTS CORP. AND WYMAN-GORDON COMPANY ANNOUNCE EXTENSION OF TENDER OFFER FOR WYMAN-GORDON COMPANY COMMON STOCK

PORTLAND, Oregon and GRAFTON, Massachusetts - July 13, 1999 - Precision Castparts Corp. (NYSE:PCP) and Wyman-Gordon Company (NYSE:WYG) today announced that the expiration date of the previously announced $20.00 per share cash tender offer by Precision Castparts Corp.'s subsidiary, WGC Acquisition Corp., for all outstanding shares of common stock of Wyman-Gordon Company has been extended until midnight, New York City time, on Tuesday, August 17, 1999; provided, however, that if the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") in respect of the tender offer is terminated prior to August 3, 1999, the expiration date of the tender offer will be the date which is ten business days immediately following public disclosure of the expiration or termination of the waiting period under the HSR Act. The parties are proceeding to comply with the previously announced request for additional information from the Federal Trade Commission under the HSR Act in connection with the tender offer. At the request of the Federal Trade Commission, Precision Castparts Corp. has agreed that it will not certify compliance with the Federal Trade Commission's request for additional information before July 28, 1999, and that it will not consummate the proposed acquisition until 20 days after both it and Wyman-Gordon Company have certified compliance with the Federal Trade Commission requests for additional information unless the Federal Trade Commission agrees to an earlier closing date. The purpose of the extension is to provide sufficient time for the parties to complete the submission of the requested information to the Federal Trade Commission and for the Federal Trade Commission to review the documents submitted.

As of the close of business on July 12, 1999, approximately 21,507,000 shares of common stock of Wyman-Gordon Company had been tendered in the tender offer. This constitutes approximately 60% of Wyman-Gordon Company's outstanding shares as of the commencement of the tender offer.

Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. Wyman-Gordon Company is a leader in forgings, investment castings, and composite structures.

Contacts:     Dwight Weber, Precision Castparts Corp. - 503-417-4855
              Denis Poirier, Wyman-Gordon Company  - 508-839-8224